 Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street
Vancouver, British Columbia
V6H 3R9

ITEM 2.	Date of Material Change

June 26, 2024

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on June 27, 2024.

ITEM 4.	Summary of Material Change

Almaden has confirmed non-recourse litigation funding in the amount of up to US$9.5 million to pursue its international arbitration proceedings against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). The Company has also agreed with Almadex Minerals Ltd. (“Almadex”) to an extension to the maturity of its gold loan, and a litigation management agreement to help streamline corporate management of the arbitration process.

ITEM 5.	Full Description of Material Change

Litigation Financing

The Company signed a litigation funding agreement (“LFA”) in the amount of up to US$9.5 million with a leading legal finance provider. The facility is available for immediate draw down for Almaden to pursue international arbitration proceedings against Mexico under the CPTPP resulting from Mexico’s actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

The LFA provides funding which is expected to cover all legal, tribunal and external expert costs of the legal claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that a damages award is recovered from Mexico, with such repayment being a contingent entitlement to those damages.

The financing follows extensive due diligence by the finance provider. The financing size as well as the quality of the provider is testament to the strength of the Company’s legal claims against Mexico.

Gold Loan Amendment

The Company also reported that it agreed with Almadex to extend the maturity of the gold loan to Almaden from March 31, 2026 to the earlier of March 31, 2030 or the receipt by Almaden or its subsidiary of any amount relating to its legal claims against Mexico.

In return for this amendment, in addition to its obligation to repay the gold loan, the Company has agreed to pay Almadex 2.0% of the gross amount of any damages award that Almaden may receive as a result of the legal claims, such repayment to be subordinate to amounts due under the LFA, and any additional legal and management fees.

Litigation Management Agreement

Finally, the Company announced that it agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings by entering into a Litigation Management Agreement (“LMA”). Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex will remain a party to the arbitration and continue in its cooperation and support of the process. As noted, Almaden has already secured litigation funding in the amount anticipated to be needed to fully prosecute the arbitration proceedings.

Should the arbitration proceedings result in an award of damages, the pro rata portion of those damages, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Ixtaca project will be determined. Almadex’s award will consist of this pro rata portion, less its pro rata share of the costs of pursuing the legal claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for managing the claim proceedings.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, Executive Vice President

(604) 689-7644

info@almadenminerals.com

ITEM 9.	Date of Report

July 2, 2024

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the total potential cost of the legal claims and the sufficiency of the money available under the LFA to cover these costs, the ability of the LMA to streamline corporate management of the legal claims, and the result and damages arising from the Company’s request for arbitration.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to continue to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico;; uncertainty as to the outcome of arbitration; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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